UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Robert F. Taglich

Taglich Brothers, Inc.

275 Madison Avenue

 New York, New York 10016

(212) 661-6886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 707,976
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 707,976
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated February 11, 2015 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated April 12, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D, dated January 19, 2018 (“Amendment No. 2”), filed by the reporting person, Robert F. Taglich. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

The principal executive offices of the Issuer are located at 4222 Emperor Blvd, Suite 350, Research Triangle Park, Durham, North Carolina 27703.

Item 2.   Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f)	This Amendment No. 2 to Schedule 13D is being made by Robert F. Taglich.

(b)	The principal business address for Mr. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Mr. Taglich is the co-founder and Managing Director of Taglich Brothers, Inc. (“Taglich Brothers”), an investment banking firm he co-founded in 1991, and his principal business is investment banking.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Mr. Taglich used personal funds to acquire the securities described in Item 4 below.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The Issuer offered on a best efforts basis up to a maximum of one hundred fifty (150) units, at a purchase price of $10,000 per unit (the “Offering”), each unit (the “Units”) consisting of: (i) the Company’s 10% Subordinated Promissory Note in the principal amount of $10,000 due on the earlier of: (x) the date that is twelve (12) months after its issue date or (y) the Company’s receipt of the proceeds of funding from its next collaboration/partnership (the “Subordinated Note”) and (ii) a five year warrant to purchase 1,500 shares of Common Stock for each $10,000 Note investment in the Company at an exercise price of $3.50 per share (the “Bridge Warrant”). On August 13, 2018, the Issuer closed the first tranche of the Offering and entered into a securities purchase agreement (the “Purchase Agreement”) with four accredited investors, which consisted of Mr. Taglich, two members of the Company’s Board of Directors and a trust of which another member of the Company’s Board of Directors is the trustee, pursuant to which the Issuer offered and sold an aggregate of fifty Units, of which 2.5 Units were issued and sold to Mr. Taglich, consisting of: (A) an aggregate of $25,000 principal amount of Subordinated Notes and, and (B) Bridge Warrants to acquire an aggregate of 3,750 shares of Common Stock. The sale of the 2.5 Units to Mr. Taglich resulted in gross offering proceeds of $25,000. The sale of the aggregate of fifty (50) Units resulted in in aggregate gross offering proceeds of $500,000. Mr. Taglich utilized his personal funds to purchase the 2.5 Units from the Issuer.

The Subordinated Notes and all obligations thereunder are subordinated in right of payment in all respects to that certain Senior Secured Convertible Note, dated May 10, 2017, in the principal amount of $2,000,000 issued by the Company to GPB Debt Holdings II, LLC (“GPB”) and the obligations of the Company as a guarantor of the amounts owed under that certain Senior Secured Convertible Note, dated May 10, 2017, in the principal amount of $8,000,000 issued by the Company’s subsidiary, Icagen-T, Inc. to GPB.

The Bridge Warrants expire five (5) years after the issuance date. The Bridge Warrants also contain certain anti-dilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transaction.

The foregoing descriptions of the Purchase Agreement, the Subordinated Note and the Bridge Warrant are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the Subordinated Note and the Bridge Warrant, which are included as Exhibit 10, Exhibit 11, and Exhibit 12, respectively, to this Amendment No. 3 and are incorporated by reference herein.

CUSIP No. 983844101	13D	Page 4 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of August 1, 2018 and 714,275 shares of Series C Preferred Stock outstanding as of August 1, 2018 as disclosed to the reporting person by the Issuer.

Mr. Taglich is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 373,839  shares of Common Stock and warrants to purchase an aggregate of 334,137 shares of Common Stock, which consists of: (a) 285,714 shares of Common Stock and warrants to purchase 71,429 shares of Common Stock held by Mr. Taglich in his individual retirement account, (b) 72,125 shares of Common Stock and warrants exercisable for 15,357 shares of common stock (which includes the 21,429 shares of Common Stock and warrants to purchase 5,357 shares of Common Stock acquired from a third-party on December 29, 2017), (c) 16,000 shares of Common Stock held by four custodial accounts for the benefit of Mr. Taglich’s minor children, (d) April 2017 Investor Warrants to purchase 75,000 shares of Common Stock, (e) April 2017 Placement Agent Warrants to purchase 7,500 shares of Common Stock, (f) June 2016 Investor Warrants exercisable for 30,000 shares of Common Stock, (g) June 2016 Placement Agent Warrants to purchase 6,405 shares of Common Stock, (h) warrants to purchase 20,677 shares  of Common Stock acquired on bridge note funding and the conversion of bridge notes into equity, (i) warrants to purchase 33,928 shares of Common Stock issued as the designated of the placement agent in the 2015 financing, (j) warrants to purchase 70,091 shares of common stock issued as the designated of the placement agent in the 2014/2015 financing, and the Bridge Warrants to purchase 3,750 shares of Common Stock.

Mr. Taglich is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Taglich (on the basis of 6,393,107 shares of Common Stock outstanding and 714,275 shares of Series C Preferred Stock outstanding, each as of August 1, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:

	707,976	10.52%

(b)	Number of shares of Common Stock as to which Mr. Taglich has:

(i) Sole power to vote or to direct the vote:	707,976

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	707,976

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 983844101	13D	Page 5 of 6 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10:	Form of Securities Purchase Agreement by and between Icagen, Inc. and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Exhibit 11:	Form of 10% Subordinated Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Exhibit 12:	Form of Bridge Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2018

/s/ Robert F. Taglich
Robert F. Taglich

Annex A

Transactions by the Reporting Person During the Past Sixty Days

08/13/2018	Acquired $25,000 of 10% Subordinated Promissory Notes	$	*
08/13/2018	Acquired Warrants to purchase 3,750 shares of Common Stock	$	*

*	As disclosed in this Amendment No. 3, on August 13, 2018, Mr. Taglich purchased 2.5 Bridge Units for an aggregate purchase price of $25,000 (or $10,000 per Unit). The 2.5 Units consisted of an aggregate of: (i) a 10% Subordinated Promissory Note in the principal amount of $25,000 and (ii) a Warrant to purchase 3,700 shares of Common Stock at an exercise price of $3.50 per share.